# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: America's Car-Mart, Inc., CIK 0000799850
CUSIP: 03062T105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1805 North 2nd Street, Suite 401, Rogers, Arkansas (AR), 72756
Date of event which requires filing of this statement: 10/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001332784

## Reporting persons
- Silver Point Capital, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 937,487; sole dispositive power 0; shared dispositive power 937,487; aggregate amount beneficially owned 937,487 (9.99% of the class)
- Edward A. Mule: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 937,487; sole dispositive power 0; shared dispositive power 937,487; aggregate amount beneficially owned 937,487 (9.99% of the class)
- Robert J. O'Shea: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 937,487; sole dispositive power 0; shared dispositive power 937,487; aggregate amount beneficially owned 937,487 (9.99% of the class)

## Item 1. Issuer
Name of issuer: America's Car-Mart, Inc.
Address of issuer's principal executive offices: 1805 North 2nd Street, Suite 401, Rogers, Arkansas 72756

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mule and Mr. Robert J. O'Shea (collectively, the "Reporting Persons") with respect to the beneficial ownership of the issuer's common stock (the "Stock") underlying warrants to purchase Stock held by SPCP Group, LLC on behalf of Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P., Silver Point Specialty Credit Fund II Mini-Master Fund, L.P., Silver Point Specialty Credit III Master Fund, L.P., Silver Point Select Opportunities Fund A, L.P., Silver Point Loan Funding, LLC, and Silver Point Specialty Credit Silver Star Fund, L.P. These entities are managed by Silver Point or its wholly owned subsidiaries, and as a result, the Reporting Persons may be deemed to be the beneficial owners of the Stock underlying the warrants held by these entities. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the Stock underlying the warrants held by these entities. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and as a result may be deemed to be the beneficial owner of the Stock underlying the warrants held by these entities.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 6, 2025, a copy of which is filed with this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1, Greenwich, CT 06830.
Citizenship: Silver Point is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.
Percent of class: The percentages used herein are based upon 8,278,194 of the Stock outstanding as of September 4, 2025, as disclosed in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 9, 2025, and assuming exercise of the warrants beneficially owned by the Reporting Persons (subject to the exercise limitation of 9.99% as set forth in the terms of the warrants). As a result, the Reporting Persons may be deemed to beneficially own 9.99%.
Sole power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.
Shared power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.
Sole power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.
Shared power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See response to Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Index

Exhibit A Joint Filing Agreement dated November 6, 2025.
Exhibit B Power of Attorney of Edward A. Mule (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).
Exhibit C Power of Attorney of Robert J. O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser, Authorized Signatory (11/06/2025)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (11/06/2025)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (11/06/2025)